April 22, 2025

Edward Farrell
Chief Financial Officer
Cipher Mining Inc.
1 Vanderbilt Avenue, Floor 54
New York, New York 10017

       Re: Cipher Mining Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-39625
Dear Edward Farrell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   J. David Stewart